Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Carlisle Companies Incorporated for the registration of debt securities, preferred stock, common stock, warrants and units and to the incorporation by reference therein of our reports dated February 13, 2017, with respect to the consolidated financial statements of Carlisle Companies Incorporated and the effectiveness of internal control over financial reporting of Carlisle Companies Incorporated, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona

November 7, 2017